August 2, 2022
White & Case llp
VIA EDGAR	1221 Avenue of the Americas
New York, NY 10020-1095
United States Securities and Exchange Commission	T +1 212 819 8200
Division of Corporation Finance
Office of Mergers & Acquisitions	whitecase.com
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk

Re:	Steel Connect, Inc. Schedule 13E-3 filed July 8, 2022 SEC File No. 5-43347 Filed by Steel Partners Holdings, LP et al. Schedule 14A filed July 8, 2022 SEC File No. 1-35319

CIK No. 0000914712

Dear Ladies and Gentlemen:

On behalf of our client, Steel Connect, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3 filed on July 8, 2022 (the “Schedule 13E-3”) and the preliminary proxy statement on Schedule 14A filed on July 8, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated July 27, 2022 (the “Comment Letter”).

The Company is concurrently filing with the Commission via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Schedule 13E-3 (the “Revised Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Revised Proxy Statement.

United States Securities and Exchange Commission

August 2, 2022

Schedule 13E-3 filed July 8, 2022

General

1.	Houlihan Lokey provided multiple sets of written materials to the Special Committee, as reflected in Exhibits (c)(2)-(8). Only the last presentation dated June 12, 2022 is summarized in any level of detail in the proxy statement. Please expand the summary of the other presentation materials on pages 40-41 of the proxy statement. To the extent that they are duplicative of one another, only the differences may be described. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Response: The Company has revised the disclosure on pages 40 through 42 in the Revised Preliminary Proxy Statement to expand the summary of each of the preliminary discussion materials.

2.	Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require a filing party to state whether or not it received a report or opinion or appraisal materially related to the going private transaction. While the Background section in the proxy statement identifies Imperial Capital as Parent’s financial advisor, and Imperial Capital participated in the negotiation of the Merger on behalf of the Parent Group, there is no summary of any oral presentation or written materials provided. Please revise to include the disclosure required by Item 1015(a) and (b) (to the extent applicable). Note that Item 9 and Item 1015(b) encompasses both oral and written relevant “reports” and presentations by a financial advisor to its client.

Response: The Company has revised the disclosure on page 19 in the Revised Preliminary Proxy Statement to state affirmatively that Imperial Capital did not provide any reports, opinion or appraisal, written or otherwise, related to the transaction within General Instruction E to Schedule 13E-3 or Item 1015(a) of Regulation M-A. We therefore respectfully advise the Staff that Item 1015(b) is likewise not applicable to any materials received by Parent in connection with the transaction.

Schedule 14A filed July 8, 2022

Interests of Steel Connect’s Directors and Executive Officers in the Merger, page 5

3.	Here and in the corresponding section on page 53 of the preliminary proxy statement, clarify that certain directors will retain an equity interest (directly or indirectly) in the surviving entity after the Merger. Your revised disclosure should quantify their equity stake going forward.

Response: The Company has revised the disclosure on pages 5 and 53 in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

August 2, 2022

Reasons for the Merger…, page 26

4.	State, if accurate, that the Special Committee was not empowered to seek alternate transactions or engage in discussions or negotiations relating to an alternative transaction.

Response: The Company has revised the disclosure on page 18 in the Revised Preliminary Proxy Statement to state that that the Special Committee was empowered to seek alternate transactions or engage in discussions or negotiations relating to an alternative transaction.

5.	In each place in the proxy statement where you describe factors considered by filing parties in assessing the fairness of the Merger to unaffiliated shareholders, revise to be clear that you have described all material factors considered. See for example, the disclosure on page 27, second full paragraph: “[T]he Special Committee and the Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive...”

Response: The Company has revised the disclosure on pages 27, 30, and 32 in the Revised Preliminary Proxy Statement and confirms that all material factors that were considered by the filing parties in assessing the fairness of the Merger to unaffiliated shareholders have been disclosed.

6.	See our last comment. On page 34, the disclosure states that the Special Committee and the Board “reached the decision to approve the entry into the Merger Agreement and recommended its adoption by the Company’s stockholders in light of the factors described above and other factors that the Special Committee and the Board beleved were appropriate.” All material factors considered by the Special Committee and the Board should be described.

Response: The Company has revised the disclosure on pages 34 in the Revised Preliminary Proxy Statement and confirms that all material factors that were considered by the Special Committee and the Board in reaching the decision to approve the entry into the Merger Agreement and recommended its adoption by the Company’s stockholders have been disclosed.

Opinion of Houlihan Lokey Capital Inc. Financial Advisor to the Special Committee, page 34

7.	Refer to the following statement on page 36: “Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purposes without Houlihan Lokey’s prior written consent.” We also note similar language in the Houlihan Lokey opinion attached as Annex B to the proxy statement. Revise to state that Houlihan Lokey has provided consent to use its opinion in the proxy statement.

Response: The Company has revised the disclosure on page 36 to state that Houlihan Lokey has provided consent to use its opinion in the proxy statement.

United States Securities and Exchange Commission

August 2, 2022

8.	On page 38, revise to briefly explain how Houlihan Lokey selected the comparable companies, rather than just stating that it “deemed them relevant.” Provide comparable disclosure for the selected transactions identified on page 39.

Response: The Company has revised the disclosure on pages 38 through 40 in the Revised Preliminary Proxy Statement to explain how Houlihan Lokey selected the comparable companies.

The Parent Group Members’ Purposes and Reasons for the Merger, page 42

9.	Revise to state why Parent Group Members are seeking to purchase the Company, and why they are trying to do so now. See Item 1013(c) of Regulation M-A. Rather than stating that they are doing so to acquire all of the shares of the Company not already owned by them, explain why they wish to do so, and why now.

Response: The Company has revised the disclosure on page 43 in the Revised Preliminary Proxy Statement to elaborate on why the Parent Group Members are seeking to purchase the Company at this time.

Projected Financial Information, page 48

10.	Revise to summarize the underlying assumptions and limitations on the projected financial information. See for example, the discussion in Overview of Financial Projections in Exhibit (c)(8) to the Schedule 13E-3.

Response: The Company has revised the disclosure on page 52 in the Revised Preliminary Proxy Statement to summarize the underlying assumptions and limitations on the projected financial information.

Proposal No. 2: The Amendment Proposal, page 97

11.	We note the disclosure here that approval of the Amendment Proposal is not a condition to the completion of the Merger. Explain what will happen if this proposal does not pass but the Merger is approved. Clarify whether this would mean that the Merger would constitute a Liquidation Event as defined in your proxy materials, and what the impact would be Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined entity, assuming exercise and conversion of all securities.

Response: The Company has revised the disclosure on pages 97 in the Revised Preliminary Proxy Statement.

***

United States Securities and Exchange Commission

August 2, 2022

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Maria Reda, Steel Connect, Inc.; Victor H. Boyajian, Dentons US LLP; Brian H. Blaney, Greenberg Traurig, LLP.

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